FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For November 15, 2002


                             MILLICOM INTERNATIONAL
                                 CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                           Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                        Form 20-F X            Form 40-F
                                 ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes                      No X
                           ---                     ---

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                               INDEX TO EXHIBITS

Item

1.  -  Press release dated November 15, 2002




























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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            MILLICOM INTERNATIONAL CELLULAR S.A.


Date: November 18, 2002                     By: /s/ David Worcester
                                                --------------------------------
                                                Name:  David Worcester
                                                Title: Chief Financial Officer



















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                                                                          Item 1


                                      MIC
                     MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE

                                                              November 15, 2002

                MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES
                             DISPOSAL OF MACH S.A.

New York, London and Luxembourg - November 15, 2002 - Millicom International Cellular S.A. (Nasdaq: MICC), the global telecommunications investor, today announces it has successfully completed the disposal of Multinational Automated Clearing House (MACH) S.A., the world's largest GSM clearing house, to Advent International, the private equity firm.

The total proceeds for 100 per cent. of MACH S.A. are(euro)95 million in cash which has been paid on completion. These proceeds will be split in accordance with the equity shareholding in MIC Systems B.V., the parent company of MACH
S.A.: approximately 83 per cent. to Millicom International Cellular S.A. and approximately 17 per cent. to Industriforvaltnings AB Kinnevik.

Millicom International Cellular S.A. was advised by Lazard.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 18 cellular operations and licenses in 17 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 444 million people. MIC also has a 8.0% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. The Company's shares are traded on the Nasdaq Stock Market under the symbol MICC.


CONTACTS:

Marc Beuls                                        Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                       Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com